UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2016

Commission File No.: 333-204074

WINS FINANCE HOLDINGS INC.

7 Times Square
37TH Floor

New York NY 10036

(Address of Principal Executive Offices.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Departure Of Directors Or Certain Officers; Election Of Directors; Appointment Of Certain Officers; Compensatory Arrangements of Certain Officers.

On July 25, 2016, Wins Finance Holdings Inc. (the “Company”), received a letter of resignation from Richard Xu pursuant to which Mr. Xu resigned as President and a director of the Company. Mr. Xu indicated that his resignation was not the result of any disagreement with the Company on any matter relating to the Company’s operations, polices or practices.

On July 25, 2016, the Company’s Board of Directors appointed Renhui Mu, the Company’s Co-Chief Executive Officer, to be a director of the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated July 28, 2016

WINS FINANCE HOLD0INGS INC.

By:	/s/ Amy He
Name: Amy He
Title: Chief Financial Officer